Exhibit 99.2

Q3 FY25 Results:

LuxExperience reports solid Net Sales growth of 4% and
continued strong adjusted EBITDA profitability at a 4% margin for the legacy Mytheresa standalone business

•	Solid Net Sales growth of +4% in Q3 FY25 vs. Q3 FY24

•	Extraordinary GMV growth per Top Customer at +17.9% in Q3 FY25 vs. Q3 FY24

•	Outstanding Average Order Value increasing by +8.8% to €753 LTM in Q3 FY25 vs. Q3 FY24

•	Continued Gross Profit Margin increase of 140bps to 45% in Q3 FY25 vs. Q3 FY24 in line with preceding two quarters

•	Strong profitability with adjusted EBITDA margin of 4% in Q3 FY25 vs. Q3 FY24

MUNICH, Germany (May 14, 2025) – LuxExperience B.V. (NYSE:LUXE) (the “Company”), today announced its financial results for the legacy Mytheresa standalone business for its third quarter fiscal year 2025 ended March 31, 2025. The luxury multi-brand digital platform reported solid growth and continued Adj. EBITDA profitability in a tough market environment.

The Company’s third quarter highlights include an outstanding Average Order Value, continued gross margin expansion, decrease in return rates, record-high NPS and strong profitability.

Michael Kliger, Chief Executive Officer of LuxExperience, said, ”The results of the third quarter demonstrate once again the strength of the Mytheresa business model. Solid GMV growth, higher top customer spend, continued product margin expansion and strong profitability show the health and resilience of the Mytheresa business despite macro headwinds.”

Kliger continued, “The strong results of the Mytheresa business model underline the fantastic prospects for the recently acquired YOOX NET-A-PORTER business. We continue to demonstrate our ability to execute well and achieve strong results under macro uncertainties where other players fail. Combined we will create the leader in global digital, multi-brand luxury with strong profitability and growth. Our medium-term ambition is to reach around €4bn in net sales per year and 7% to 9% in adjusted EBITDA margin.”

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED MARCH 31, 2025

•	Net sales increase of +3.8% year-over-year to €242.5 million as compared to €233.6 million in Q3 FY24 and in FYTD 25 +8.0% vs. FYTD 24

•	GMV growth of 3.8% to €261.3 million in Q3 FY25 as compared to €251.9 million in the prior year period

•	Outstanding Average Order Value increasing by +8.8% to €753 LTM in Q3 FY25 vs. Q3 FY24

•	Gross Profit margin of 44.8%, an increase of 140 BPs year-over-year

•	Adjusted EBITDA of €9.3 million and adjusted EBITDA margin of 3.9% - FYTD 25 Adjusted EBITDA margin at 4.3%

•	Positive Operating Cash Flow of €18.7 million in Q3 FY25

KEY BUSINESS HIGHLIGHTS

•	Expansion of partnership with Prada to global distribution rights including the United States

•	Successful two-week immersive Aspen Après-Ski experience in cooperation with Bemelmans in Aspen, with strong acquisition of new high-net-worth customers

•	Launch of exclusive capsule collections and pre-launches in collaboration with Loewe, Etro, Balenciaga, Manolo Blahnik, Saint Laurent, Bottega Veneta, Valentino Garavani, Toteme, Tod’s and many more

•	Impactful Top Customer events around the globe and “money-can´t buy” experiences in partnership with luxury brands, including an exclusive dinner with Christopher Esber in Paris, an exclusive event with Alaïa in Venice and a cocktail party with Pucci in Austin

•	Outstanding customer satisfaction with Net Promoter Score of 86.0% in Q3 FY25

Given the recent uncertainties on tariffs and their effects on customer sentiment we now expect for GMV and Net Sales growth the lower end of our given guidance of 7% to 13% for the full fiscal year ending June 30, 2025 for the legacy Mytheresa standalone business. Given our continuous focus on profitability we confirm our guidance for Adjusted EBITDA margin in the range of 3% and 5%.

The acquisition of YOOX Net-A-Porter in the fourth quarter of our FY 25 is expected to add another €300-350 million Net Sales and an Adjusted EBITDA loss of -€20 million to -€30 million to the legacy Mytheresa standalone business FY 25 numbers, ending on June 30, 2025.

With the successful closing of the acquisition of YOOX NET-A-PORTER we are very excited for the medium- and long-term outlook of the combined business. With our proven ability to execute and to show strong results we confirm our medium-term outlook for the combined business to achieve around 4bn net sales per year and an adjusted EBITDA margin of 7-9%.

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

ACQUISITION OF YOOX NET-A-PORTER

On April 23, 2025, LuxExperience (formerly Mytheresa) successfully closed its acquisition of YOOX NET-A-PORTER from Richemont, through its subsidiary Richemont Italia Holding S.P.A., following the fulfillment of all conditions including receipt of all unconditional approvals from the relevant regulatory authorities.

•	The Company is now the sole shareholder of NET-A-PORTER, MR PORTER, YOOX and THE OUTNET, which it will fully consolidate under the LuxExperience B.V. umbrella.

•	In exchange for all shares of YOOX NET-A-PORTER and a net cash position of €555m and no financial debt, Richemont has received 49,741,342 shares in LuxExperience, representing 33% of the Company’s fully diluted share capital post issuance of the consideration shares.

•	Richemont International Holding S.A. to provide a €100m revolving credit facility to YOOX NET-A-PORTER

Beginning in the fourth quarter for fiscal year 2025, the Company will be reporting in three operating segments: Luxury - Mytheresa (which is the legacy Mytheresa standalone business), Luxury – NAP & MRP (which is comprised of the NET-A-PORTER and MR PORTER businesses of YOOX NET-A-PORTER), and Off-Price (which is comprised of the YOOX and THE OUTNET businesses of YOOX NET-A-PORTER).

CONFERENCE CALL AND WEBCAST INFORMATION

LuxExperience will host a conference call to discuss Mytheresa´s third quarter of fiscal year 2025 financial results on May 14, 2025 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through LuxExperience´s Investor Relations website at https://investors.luxexperience.com. Those wishing to participate via the telephone may dial in at +1 (800) 715-9871 (USA).

The participant access code will be 7531135. The conference call replay will be available via webcast through LuxExperience´s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on May 14, 2025, through May 21, 2025, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 7531135. For specific international dial-ins please see here.

LuxExperience Strategic Update Call

Following the successful acquisition of YNAP, management of LuxExperience will host a strategic update call before the U.S. market open at 8:00am Eastern Time on May 15, 2025, to provide more details on the newly formed group structure of LuxExperience, key strategic initiatives, financial details, as well as management’s plans and strategic direction moving forward.

Those wishing to participate via webcast should access the call through LuxExperience´s Investor Relations website at https://investors.luxexperience.com. Those wishing to participate via the telephone may dial in at +1 (800) 715-9871 (USA). The participant access code will be 9261939. The conference call replay will be available via webcast through LuxExperience´s Investor Relations website. The telephone replay will be available from May 15, 2025, through May 22, 2025, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 9261939. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to financing activities; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the Form 20-F filed on September 12, 2024. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.luxexperience.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.

•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is a leading luxury multi-brand digital platform. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. Mytheresa is part of LuxExperience, the leading digital, multi-brand luxury group and reported €913.6 million GMV in fiscal year 2024.

ABOUT LUXEXPERIENCE

LuxExperience is the leading digital, multi-brand luxury group and the online shopping destination for luxury enthusiasts worldwide. LuxExperience operates a portfolio of some of the most distinguished store brands in digital luxury and creates communities for luxury enthusiasts with unique digital and physical experiences. Mytheresa, NET-A-PORTER and MR PORTER offer highly curated edits of the most prestigious luxury brands across the world, featuring womenswear, menswear, kidswear, fine jewelry & watches, and lifestyle products. YOOX and THE OUTNET are the leading destinations for multi-brand off-season online luxury shopping. The NYSE listed group operates in key markets worldwide.

For more information, please visit https://investors.luxexperience.com.

Investor Relations Contact LuxExperience B.V. Stefanie Muenz phone: +49 89 127695-1919 email: investors@luxexperience.com
Media Contact for public relations Sandra Romano mobile: +49 152 54725178 email: sandra.romano@mytheresa.com	Media Contact for business press Lisa Schulz mobile: +49 151 11216490 email: lisa.schulz@luxexperience.com

Source: LuxExperience B.V.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Nine months ended

	March 31, 2024	March 31, 2025	Change in % / BPs	March 31, 2024	March 31, 2025	Change in % / BPs
(in millions) (unaudited)
Gross Merchandise Value (GMV) (1)	€ 251.9	€ 261.3	3.8%	€ 674.3	€ 722.6	7.2%
Active customer (LTM in thousands) (1), (2)	862	837	(2.9%)	862	837	(2.9%)
Total orders shipped (LTM in thousands) (1), (2)	2,065	2,055	(0.5%)	2,065	2,055	(0.5%)
Net sales	€ 233.6	€ 242.5	3.8%	€ 617.7	€ 667.2	8.0%
Gross profit	€ 101.3	€ 108.5	7.2%	€ 278.7	€ 310.8	11.5%
Gross profit margin(3)	43.4%	44.8%	140 BPs	45.1%	46.6%	150 BPs
Operating loss	€ (2.1)	€ (5.4)	(155.6%)	€ (20.4)	€ (38.0)	(86.6%)
Operating loss margin(3)	(0.9%)	(2.2%)	(130 BPs)	(3.3%)	(5.7%)	(240 BPs)
Net loss	€ (3.3)	€ (5.5)	(65.4%)	€ (21.3)	€ (33.7)	(58.2%)
Net loss margin(3)	(1.4%)	(2.3%)	(90 BPs)	(3.4%)	(5.1%)	(170 BPs)
Adjusted EBITDA(4)	€ 8.9	€ 9.3	5.5%	€ 15.2	€ 28.4	86.7%
Adjusted EBITDA margin(3)	3.8%	3.9%	10 BPs	2.5%	4.3%	180 BPs
Adjusted Operating income (4)	€ 5.0	€ 5.5	9.7%	€ 4.1	€ 16.6	303.2%
Adjusted Operating income margin(3)	2.1%	2.3%	20 BPs	0.7%	2.5%	180 BPs
Adjusted Net income (4)	€ 3.8	€ 5.4	42.7%	€ 3.2	€ 21.4	572.9%
Adjusted Net income margin(3)	1.6%	2.2%	60 BPs	0.5%	3.2%	270 BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 30 in our quarterly report.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA, adjusted EBITDA, adjusted Operating income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 30 in our quarterly report.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, operating loss to adjusted operating income (loss) and net loss to adjusted net income (loss), and their corresponding margins as a percentage of net sales:

	Three Months Ended			Nine Months Ended

	March 31, 2024	March 31, 2025	Change in %	March 31, 2024	March 31, 2025	Change in %
(in millions) (unaudited)
Net loss	€ (3.3)	€ (5.5)	(65.4%)	€ (21.3)	€ (33.7)	(58.2%)
Finance costs, net	€ 1.3	€ 1.0	(24.4%)	€ 3.5	€ 4.1	18.8%
Income tax expense (benefit)	€ (0.1)	€ (0.9)	(973.5%)	€ (2.6)	€ (8.4)	(230.6%)
Depreciation and amortization	€ 3.9	€ 3.9	0.2%	€ 11.1	€ 14.9	34.4%
thereof depreciation of right-of use assets	€ 2.4	€ 2.4	0.5%	€ 7.1	€ 7.2	1.7%
thereof impairment loss on property & equipment (3)	-	-	N/A	-	€ 3.1	N/A
EBITDA	€ 1.8	€ (1.5)	(186.8%)	€ (9.2)	€ (23.1)	(149.3%)
Other transaction-related, certain legal and other expenses (1)	€ 4.1	€ 7.4	79.2%	€ 10.2	€ 38.3	277.4%
Share-based compensation (2)	€ 3.0	€ 3.5	17.7%	€ 14.3	€ 13.2	(8.1%)
Adjusted EBITDA	€ 8.9	€ 9.3	5.5%	€ 15.2	€ 28.4	86.7%

Reconciliation to Adjusted EBITDA Margin
Net sales	€ 233.6	€ 242.5	3.8%	€ 617.7	€ 667.2	8.0%
Adjusted EBITDA margin	3.8%	3.9%	10 BPs	2.5%	4.3%	180 BPs

	Three Months Ended			Nine Months Ended

	March 31, 2024	March 31, 2025	Change in %	March 31, 2024	March 31, 2025	Change in %
(in millions) (unaudited)
Operating loss	€ (2.1)	€ (5.4)	(155.6%)	€ (20.4)	€ (38.0)	(86.6%)
Other transaction-related, certain legal and other expenses (1)	€ 4.1	€ 7.4	79.2%	€ 10.2	€ 38.3	277.4%
Share-based compensation (2)	€ 3.0	€ 3.5	17.7%	€ 14.3	€ 13.2	(8.1%)
Impairment loss on property & equipment (3)	-	-	N/A	-	€ 3.1	N/A
Adjusted Operating income (loss)	€ 5.0	€ 5.5	9.7%	€ 4.1	€ 16.6	303.2%

Reconciliation to Adjusted Operating income margin
Net sales	€ 233.6	€ 242.5	3.8%	€ 617.7	€ 667.2	8.0%
Adjusted Operating income (loss) margin	2.1%	2.3%	20 BPs	0.7%	2.5%	180 BPs

	Three Months Ended			Nine Months Ended

	March 31, 2024	March 31, 2025	Change in %	March 31, 2024	March 31, 2025	Change in %
(in millions) (unaudited)
Net loss	€ (3.3)	€ (5.5)	(65.4%)	€ (21.3)	€ (33.7)	(58.2%)
Other transaction-related, certain legal and other expenses (1)	€ 4.1	€ 7.4	79.2%	€ 10.2	€ 38.8	282.3%
Share-based compensation (2)	€ 3.0	€ 3.5	17.7%	€ 14.3	€ 13.2	(8.1%)
Impairment loss on property & equipment (3)	-	-	N/A	-	€ 3.1	N/A
Adjusted Net income	€ 3.8	€ 5.4	42.7%	€ 3.2	€ 21.4	572.9%

Reconciliation to Adjusted Net income Margin
Net sales	€ 233.6	€ 242.5	3.8%	€ 617.7	€ 667.2	8.0%
Adjusted Net income margin	1.6%	2.2%	60 BPs	0.5%	3.2%	270 BPs

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential & completed transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, (iii) other non-recurring expenses incurred in connection with the costs of closing distribution center in Heimstetten, Germany and (iv) finance costs in the form of RCF amendment fees (applicable only to adjusted net income reconciliation).

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating income and Adjusted Net income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the LuxExperience Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use, see page 29 & page 30 in our quarterly report.

(3)	Included in depreciation and amortization is an impairment loss recognized, in accordance with IAS 36, on property plant and equipment utilized in the Heimstetten distribution center, which was closed in August 2024.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Profit & Loss and Comprehensive Income

(Amounts in € thousands, except share and per share data)

		Three Months Ended		Nine Months Ended

(in € thousands)		March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025

Net sales		233,568	242,508	617,664	667,194
Cost of sales, exclusive of depreciation and amortization		(132,290)	(133,976)	(338,964)	(356,443)
Gross profit		101,277	108,532	278,700	310,751
Shipping and payment cost		(39,296)	(36,613)	(100,121)	(99,671)
Marketing expenses		(23,090)	(26,525)	(70,247)	(81,594)
Selling, general and administrative expenses		(37,124)	(44,890)	(117,563)	(149,628)
Depreciation and amortization		(3,885)	(3,892)	(11,124)	(14,949)
Other income (expense), net		12	(2,035)	(1)	(2,916)
Operating loss		(2,106)	(5,422)	(20,355)	(38,006)
Finance income		2	0	3	(0)
Finance costs		(1,285)	(969)	(3,491)	(4,143)
Finance costs, net		(1,283)	(969)	(3,488)	(4,143)
Loss before income taxes		(3,389)	(6,391)	(23,843)	(42,149)
Income tax (expense) benefit		69	898	2,537	8,445
Net loss		(3,320)	(5,493)	(21,307)	(33,704)
Cash Flow Hedge		(287)	2,807	(482)	(371)
Income Taxes related to Cash Flow Hedge		80	(783)	134	104
Foreign currency translation		21	21	(12)	39
Other comprehensive income (loss)		(186)	2,044	(360)	(229)
Comprehensive loss		(3,506)	(3,449)	(21,666)	(33,933)

Basic & diluted earnings per share	€	€ (0.04)	€ (0.06)	€ (0.25)	€ (0.39)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1) (basic and diluted) – in millions		86.8	87.4	86.8	87.3

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 15 in our quarterly report.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2024	March 31, 2025
Assets
Non-current assets
Intangible assets and goodwill	154,951	155,259
Property and equipment	43,653	37,892
Right-of-use assets	45,468	40,493
Deferred tax assets	1,999	9,395
Other non-current assets	7,572	7,573
Total non-current assets	253,643	250,612
Current assets
Inventories	370,635	372,823
Trade and other receivables	11,819	13,607
Other assets	45,306	45,263
Cash and cash equivalents	15,107	14,240
Total current assets	442,867	445,934
Total assets	696,511	696,546

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	546,913	561,150
Accumulated Deficit	(112,767)	(146,471)
Accumulated other comprehensive income	1,496	1,268
Total shareholders’ equity	435,643	415,948

Non-current liabilities
Provisions	2,789	2,909
Lease liabilities	40,483	37,094
Deferred tax liabilities	11	63
Total non-current liabilities	43,282	40,066
Current liabilities
Borrowings	-	25,000
Tax liabilities	10,643	466
Lease liabilities	9,282	7,929
Contract liabilities	17,104	21,011
Trade and other payables	85,322	69,712
Other liabilities	95,235	116,415
Total current liabilities	217,585	240,532
Total liabilities	260,867	280,598
Total shareholders’ equity and liabilities	696,511	696,546

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2023	1	529,775	(87,856)	-	1,509	443,429
Net loss	-	-	(21,307)	-	-	(21,307)
Other comprehensive income	-	-	-	(347)	(12)	(360)
Comprehensive loss	-	-	(21,307)	(347)	(12)	(21,666)
Share-based compensation	-	14,321	-	-	-	14,321
Balance as of March 31, 2024	1	544,096	(109,163)	(347)	1,496	436,083

Balance as of July 1, 2024	1	546,913	(112,767)	-	1,496	435,643
Net loss	-	-	(33,704)	-	-	(33,704)
Other comprehensive loss	-	-	-	(268)	39	(229)
Comprehensive loss	-	-	(33,704)	(268)	39	(33,933)
Exercise of share options		1,148				1,148
Reclassification due to cash settlement of share-based compensation		(66)				(66)
Share-based compensation	-	13,155	-	-	-	13,155
Balance as of March 31, 2025	1	561,150	(146,471)	(268)	1,535	415,948

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Nine months ended March 31,
(in € thousands)	2024	2025

Net loss	(21,307)	(33,704)
Adjustments for
Depreciation and amortization	11,124	14,949
Finance costs, net	3,488	4,143
Share-based compensation	14,184	13,155
Income tax benefit	(2,537)	(8,445)
Change in operating assets and liabilities
Increase in inventories	(4,396)	(2,188)
Decrease (increase) in trade and other receivables	(6,455)	(1,964)
Decrease in other assets	5,013	3,084
Increase in other liabilities	11,376	20,757
(Decrease) increase in contract liabilities	(1,359)	3,907
(Decrease) increase in trade and other payables	(21,171)	(15,600)
Income taxes paid	(14,349)	(11,975)
Net cash used in operating activities	(26,389)	(13,881)
Expenditure for property and equipment and intangible assets	(9,411)	(2,261)
Net cash (used in) investing activities	(9,411)	(2,261)
Interest paid	(4,133)	(3,993)
Proceeds from borrowings	26,066	25,000
Proceeds from exercise of share options		1,148
Cash settlement of share-based compensation	-	(66)
Payment of lease liabilities	(5,703)	(6,882)
Net cash inflow (outflow) from financing activities	16,230	15,208
Net decrease in cash and cash equivalents	(19,570)	(934)
Cash and cash equivalents at the beginning of the period	30,136	15,107
Effects of exchange rate changes on cash and cash equivalents	21	68
Cash and cash equivalents at end of the period	10,587	14,240